

January 22, 2015

<u>Via E-mail</u>
Patrick Egan
Commodity Advisors Fund L.P.
522 Fifth Avenue, 6th Floor
New York, New York 10036

   Re: Commodity Advisors Fund L.P.
     Form 10-K for Fiscal Year Ended 12/31/2013
     Filed March 28, 2014
     File No. 000-54753

Dear Mr. Egan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Jennifer Gowetski

       Jennifer Gowetski
       Special Counsel